December 30, 2009

By Electronic Submission and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street. NE

Washington, D.C. 20549-3720

Attn: Larry Spirgel

Re:	The Princeton Review, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 9, 2009
File No. 0-32469

Dear Mr. Spirgel:

This letter is being furnished on behalf of The Princeton Review, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated December 23, 2009 (the “Letter”) to Neal S. Winneg, Executive Vice President and General Counsel of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Commission on December 9, 2009.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Jessica Plowgian of the Commission.

1.	We note your response to comment one from our letter dated December 16, 2009. Please note that the fact that the acquisition has already been consummated is not relevant since your shareholders are still being asked to approve a material element of the financing necessary to accomplish the acquisition. We believe that pursuant to Note A, the proxy statement should contain the information required by Item 14 of Schedule 14A because, at the time of the acquisition of Penn Foster Education Group, the company knew that it would be required to seek approval of the exchange of your Series E Non-Convertible Preferred Stock into shares of Series D Convertible Preferred Stock. Please revise to provide the disclosure required by Item 14.

RESPONSE: The Company respectfully submits that it continues to believe that Note A of Schedule 14A does not require inclusion of the Item 14 information with respect to the proposal to approve the conversion of Series E Non-Convertible Preferred Stock (the “Series E Stock”) into shares of Series D Convertible Preferred Stock (the “Series D Stock”) as contained in the Proxy Statement (the “Conversion”). The fact that the Company’s acquisition of the Penn Foster Education Group, Inc. (the “Acquisition”) and its sale of the Series E Stock have already been consummated is directly relevant to whether information relating to such transaction is in any way material, or even helpful, to a stockholder’s decision as to whether to approve the Conversion. The sale of the Series E Stock and the Acquisition cannot, and will not, be

United States Securities and Exchange Commission

Division of Corporate Finance

December 30, 2009

unwound as a result of the outcome of the stockholder vote. Accordingly, the only information relevant to a decision as to whether to approve the Conversion is an understanding of the differences between the terms of the Series E Stock and the Series D Stock and the dilutive impact of the issuance of the Series D Stock, all of which have been disclosed in the Proxy Statement. Following the logic of the Staff would mean that, regardless of when the Company was seeking stockholder approval for the Conversion (whether now or three years from now), the Company would still be required to include the Item 14 information in the proxy statement even though such information has no relationship to the matter being presented to the stockholders.

In addition, the Conversion that the Company’s stockholders are being asked to approve is not a material element of the financing necessary to accomplish the Acquisition. The Conversion was not a condition to the Series E Stock financing or the Acquisition. Those transactions have been consummated, and whether the stockholders approve the Conversion, or even whether the Company submits such proposal to its stockholders, does not change any of the terms of the Series E Stock or the consummation of the sale of such Series E Stock. Because neither the Conversion nor the submission of the Conversion to the Company’s stockholders for approval has any impact on the already consummated sale of the Series E Stock, the Company does not believe it is or was a material element to such financing.

The Company also directs the Staff’s attention to subparagraph (a) of Item 14, which states that it is applicable if action is to be taken with respect to (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. None of the foregoing actions are proposed to be taken by the Company in the Proxy Statement because the Acquisition has already been completed, as has its sale of the Series E Stock. Therefore, the information called for by Item 14 is not required to be included in the Proxy Statement, and the application of Note A of Schedule 14A to require information regarding an already consummated transaction that has no relevance to the matter on which stockholders are being asked to vote, namely the Conversion, is both inappropriate and overbroad. Notwithstanding the foregoing, in an effort to be responsive to the Staff’s comment, the Company will amend the Proxy Statement to add additional disclosure of the material terms of the Acquisition, including a summary term sheet and the nature of the business conducted by the Penn Foster Education Group.

Also, in furtherance of a telephonic comment received by the Company’s outside legal counsel from Ms. Jessica Plowgian of the Staff, the Company supplementally advises as follows with respect to its analysis of whether the financial information requirements of Item 13(a) of Schedule 14A are applicable to the Proxy Statement. The Company respectfully submits that it is not required to include the information set forth in Item 13(a) of Schedule 14A in the Proxy Statement.

In this regard, and in addition to the rationale set forth in the Company’s prior response letter to the Staff, dated December 18, 2009, the Company advises the Staff that the purpose of

United States Securities and Exchange Commission

Division of Corporate Finance

December 30, 2009

the Proxy Statement and the special meeting is to consider and act upon a proposal to convert the Series E Stock into Series D Stock to satisfy the requirements of The NASDAQ Stock Market, Inc. The Company notes that instruction 1 to Item 13 states that any or all of the information required by Item 13(a) may be omitted if such information is not material for the exercise of prudent judgment in regard to the matter to be acted upon.

The shares of Series E Stock were issued and sold to institutional investors in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933. The Company used the proceeds from the issuance and sale of the Series E Stock to partially finance the Acquisition. The Company closed both the sale of the Series E Stock and the Acquisition on December 7, 2009, without the need for shareholder approval. Accordingly, stockholder approval is not required, nor is it being sought in the Proxy Statement, for the issuance of the Series E Stock itself or for the Acquisition. The proposal relates only to whether or not to approve the Conversion. Based on the foregoing, the only information that is material for the exercise of prudent judgment is an understanding of the differences between the terms of the Series E Stock and the Series D Stock and the dilutive impact of the issuance of the Series D Stock. The Company has clearly set forth in the Proxy Statement the material terms of each of the Series E Stock and Series D Stock, as well as the differences between the two. Moreover, in response to the Staff’s prior comments, the Company is including additional information to allow its stockholders to understand and evaluate the dilutive impact of the Series D Stock if the Conversion is approved. If stockholder approval is not obtained for the Conversion, then the shares of Series E Stock will remain outstanding in accordance with their terms as disclosed in the Proxy Statement (and there will be no effect on the Acquisition or the consummation of the sale of the Series E Stock).

In addition, it is worth noting that, as more fully set forth in the Company’s prior response letter to the Staff, the Conversion and any subsequent conversion of the Series D Stock into common stock would not have any adverse impact on the Company’s earnings (loss) per share. Moreover, the effective common stock equivalent price per share of the Series D Stock, which would be issuable upon the Conversion, is greater than the fair value of the Company’s common stock both at the time of the issuance of the Series E Stock and also as of the date hereof. In particular, the closing price of the Company’s common stock on the NASDAQ Global Market was $3.78 on December 7, 2009, the closing date of the sale of the Series E Stock, and was $4.00 on December 29, 2009. Accordingly, the $4.75 effective common stock equivalent price per share of the Series D Stock represents a 25.7% and 18.8% premium to the closing prices on December 7, 2009 and December 29, 2009, respectively.

Accordingly, the information prescribed by paragraph (a) of Item 13 is not material (and would not be meaningful) to a holder of common stock for the exercise of prudent judgment in regard to the proposal to convert the Series E Stock into Series D Stock. Moreover, in light of the additional information regarding the Penn Foster Education Group, Inc. and the material terms of the Acquisition being included in the Proxy Statement as discussed above, such

United States Securities and Exchange Commission

Division of Corporate Finance

December 30, 2009

additional financial information could confuse the Company’s stockholders and cause uncertainty as to what stockholders are being asked to approve.

The Company has, therefore, concluded that the financial information set forth in Item 13(a) need not be included in the Proxy Statement. The Company expects to file the financial statements of the Penn Foster Education Group, Inc. on Form 8-K as soon as they are available, and in any event within the time period set forth in Item 9.01 of Form 8-K.

*     *     *     *     *

In connection with the foregoing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (508) 663-5081 or by facsimile at (508) 663-5115.

Very truly yours,

/s/ Neal S. Winneg

Neal S. Winneg Executive Vice President,

General Counsel and Secretary

cc:	Jessica Plowgian
United States Securities and Exchange Commission
Michael Perik
Stephen Richards
The Princeton Review, Inc.
John M. Mutkoski, Esq.
Edward A. King, Esq.
Goodwin Procter LLP

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